

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 05, 2016

VIA E-mail
Mr. John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard,
Incline Village, Nevada 89451

>   **Re: PDL BioPharma, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 23, 2016**
>   **File No. 000-19756**

Dear Mr. McLaughlin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Angela M. Connell

                    Angela M. Connell
                    Accounting Branch Chief
                    Office of Healthcare and Insurance